A
4/1/2003

03012708

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-20-03

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SEC MAIL RECEIVED PROCESSING MAR 17 2003 WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Thomas Weisel Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Montgomery St, Suite 3700
(No. and Street)

San Francisco, (City) California (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Robert West, Chief Financial Officer (415) 364-7774
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

A
4/1/2003

OATH OR AFFIRMATION

We, Thomas Weisel and Robert West, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Thomas Weisel Partners LLC (the "Company"), as of and for the year ended December 31, 2002, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — Date 3/12/03

Chief Executive Officer

Title

Signature — Date Mar. 12, 2003

Chief Financial Officer

Title

Notary Public

CATHERINE B. SAPIRO
Comm. # 1296375
NOTARY PUBLIC - CALIFORNIA
City & County of San Francisco
My Comm. Expires March 8, 2005

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Member of
Thomas Weisel Partners LLC:

We have audited the accompanying statement of financial condition of Thomas Weisel Partners LLC (the "Company") as of December 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Thomas Weisel Partners LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

March 13, 2003

THOMAS WEISEL PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002 (in thousands)

ASSETS

Cash and cash equivalents	$ 61,680
Securities owned, at market value	123,371
Corporate finance and syndicate receivables (net of allowance for doubtful accounts of $2,100)	6,897
Receivable from affiliates	65
Furniture, fixtures and equipment (net of accumulated amortization of $8,916)	11,656
Other assets	4,318
TOTAL ASSETS	$207,987

LIABILITIES AND MEMBER'S EQUITY

Securities sold, but not yet purchased, at market value	$ 57,697
Payable to clearing broker	22,590
Accrued expenses and accounts payable	45,161
Capital lease obligations	8,789
Payable to parent	8,672
TOTAL LIABILITIES	142,909
MEMBER'S EQUITY	65,078
TOTAL LIABILITIES AND MEMBER'S EQUITY	$207,987

See notes to financial statements.